SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1

                                Amendment No. 1

              Tender Offer Statemet Pursuant to Section 14(D)(1)

                    of the Securities Exchange Act of 1934

                                   and

                                SCHEDULE 13D

                               Amendment No. 1

                    Under the Securities Exchange Act of 1934

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                             AMERICAN STUDIOS, INC.

                           (NAME OF SUBJECT COMPANY)


                             ASI ACQUISITION CORP.

                            PCA INTERNATIONAL, INC.

                                   (BIDDERS)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                        (TITLE OF CLASS OF SECURITIES)



                                  030102 10 7

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                John Grosso

                             ASI ACQUISITION CORP.

                           C/O PCA INTERNATIONAL, INC.

                           815 MATTHEWS-MINT HILL ROAD

                          MATTHEWS, NORTH CAROLINA 27102

                            TELEPHONE: (704) 847-8011

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES

                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------


                                   COPY TO:

                             MARC WEINGARTEN, ESQ.

                            SCHULTE ROTH & ZABEL LLP

                               900 THIRD AVENUE

                             NEW YORK, New York 10022

                           TELEPHONE: (212) 756-2000


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     ASI Acquisition Corp. (the "Purchaser"), a North Carolina corporation and a wholly owned subsidiary of PCA International, Inc., a North Carolina corporation ("Parent"), and Parent hereby amend and supplement (i) their

Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996 with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of American Studios, Inc., a

North Carolina corporation (the "Company"), and (ii) their Statement on

Schedule 13D, with respect to the Shares.


     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION.



     The information set forth in Item 10(c) of the Schedule 14D-1 is hereby amended and supplemented by the following:


     On January 9, 1997, Parent and the Company issued a joint press release,

a copy of which is attached hereto as Exhibit (a)(10) and is incorporated by reference, relating to the expiration of the applicable waiting period under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976.



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.



  (a)(10) Text of Press Release, dated January 9, 1997, issued by Parent and the Company.



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  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: January 9, 1997



                                          ASI ACQUISITION CORP.



                                          By: /s/ John Grosso
                                             -------------------------------
                                             Name: John Grosso
                                             Title: President



                                          PCA INTERNATIONAL, INC.



                                          By: /s/ John Grosso
                                             -------------------------------
                                             Name: John Grosso
                                             Title: President





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                                 EXHIBIT INDEX

Exhibit No.                    Description

99(a)(10)                    Text of Press Release, dated January 9, 1997,
                             issued by Parent and the Company.


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